

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

January 11, 2007

Room 7010

Louis S. Massimo
Executive Vice President and Chief Financial Officer
Arch Chemicals, Inc.
501 Meritt Seven
Norwalk, CT 06851

> **Re:** **Arch Chemicals, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2006**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2006**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2006**
> **File No. 001-14601**

Dear Mr. Massimo:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John Hartz
Senior Assistant Chief Accountant